FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56

CALL NOTICE
ANNUAL AND EXTRAORDINARY GENERAL MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO are summoned to hold a meeting on April 30, 2009, at 5:00 p.m., at the Company’s headquarters, located at Avenida Brigadeiro Luiz Antonio, 3.142, in the city of São Paulo in order to resolve on the following Agenda at the Annual and Extraordinary General Meeting:

(a) Reading, discussion and voting on the financial statements related to the year ended December 31,2008;

(b) Allocation of net income for the year 2008;

(c) Determination of annual global compensation of the Company’s management;

(d) Acceptance of the resignation of the members of the Board of Directors, and the election of their substitutes;

(e) Approval of the Board of Executive Officers’ proposal for amendment of Chapter VI of the By-laws, which proposes that the Fiscal Council be permanently installed and, consequently, the election of its sitting and alternate members, sitting and alternate, establishing their compensation. Should the proposal be approved by shareholders, the subsequent articles shall be renumbered;

(f) Acceptance of the request for resignation of Mr. Fernando Maida Dall Acqua from serving as a member of the Advisory Council;

(g) Approval of the Board of Executive Officers’ proposal for amendment of Article 19 of the By-laws, dissolving the Audit Committee;

(h) Approval of the Board of Executive Officers’ proposal to capitalize the expansion reserve and profit retention reserve based on capital budget, resulting in the increase of Company’s capital stock in the amount of R$ 150,250,527.48, without the issue of new shares and subsequent approval to the amendment in article 4 of the Company’s Bylaws;

(i) Approval of 2009 Investments Plan;

(j) Approval of the Board of Directors’ proposal concerning the increase of capital stock through the capitalization of the goodwill special reserve in the total amount of eighty-eight million, seven hundred and eighty thousand, one hundred and fifty-five reais and seventy-three centavos (R$88,780,155.73), with 20% of the total increase, that is, seventeen million, seven hundred and fifty-six thousand, thirty-one reais and fifteen centavos (R$17,756,031.15), capitalized without the issue of new shares, for the benefit of all shareholders, and 80% of the total increase, that is, seventy-one million, twenty-four thousand, one hundred and twenty-four reais and fifty-eight centavos (R$71,024,124.58), capitalized for the benefit of the Company’s controlling shareholder, Wilkes Participações S.A., pursuant to Article 7 of CVM Rule 319/99 (as amended), by means of the issue of new preferred shares, whose issue price will be the weighted average of the 15 trading floors prior to this call notice. The Company’s shareholders will be granted the preemptive right for the subscription of new shares to be issued in compliance with Article 171 of Law 6,404/76 (as amended); and

(k) Consolidation of the Company’s Bylaws.

Copies of the Executive Officers Committee Proposal are available to Shareholders, at the Company’s headquarters and at the São Paulo Stock Exchange, pursuant to Articles 124 and 135 of Law 6404/76, as well as project of the consolidated Bylaws, referring to matters included in the Agenda.

Shareholders intending to be represented at the General Meeting summoned hereby are required to send the documents, evidencing their capacity as a Company shareholder, and the powers of attorney, seventy-two (72) hours prior to the meeting. The documents shall be forwarded to the Company at Avenida Brigadeiro Luiz Antonio, nº 3142, in the city of São Paulo, and be addressed to Departamento Jurídico Societário.

São Paulo, April 14, 2009.

ABILIO DOS SANTOS DINIZ
Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 15, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.